

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Mark Suchinski
Chief Financial Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, Kansas 67210

> **Re: Spirit AeroSystems Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-33160**

Dear Mr. Suchinski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 15, 2022

General

1. We note that you provided more expansive disclosure in your 2020 Sustainability Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2020 Sustainability Report and on your website.

Risk Factors, page 14

2. It appears that you have identified transitioning to a "low-carbon economy" as a transition risk related to climate change. Tell us how you considered providing expanded disclosure regarding your low-carbon transition plan and the potential effects on your business, financial condition, and results of operations. In addition, describe the material effects of other transition risks related to climate change you have considered, such as market trends that may alter business opportunities, credit risks, or technological changes.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

4. It appears you have identified climate-related projects in your 2020 Sustainability Report, such as renewable energy projects and energy efficiency measures to reduce greenhouse gas emissions. Tell us how you considered providing disclosure regarding past and future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
    *   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
    *   increased demand for goods that result in lower emissions than competing products;
    *   increased competition to develop innovative new products that result in lower emissions;
    *   increased demand for generation and transmission of energy from alternative energy sources;
    *   any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
    *   potential climate-related opportunities, such as the development of advanced composite manufacturing to support industry decarbonization goals.

6. We note your disclosure that climate change is impacting the severity and frequency of natural disasters and severe weather events. Please discuss the physical effects of climate change, including drought, on your operations and results. This disclosure may include the following:
    *   quantification of weather-related damages to your property or operations;
    *   potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
    *   the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.
    Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

7. We note your disclosure on pages 11 and 21 regarding the potential costs of compliance with environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits

or offsets during the last three fiscal years and amounts budgeted for future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing